

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Gerald Lyons
Senior Executive Vice President and Chief Financial Officer
ScanSource, Inc.
6 Logue Court
Greenville, SC 29615

      Re: ScanSource, Inc.
             Form 8-K
             Exhibit No. 2.1
             Filed November 13, 2020
             File No. 000-26926

Dear Mr. Lyons:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             Division of Corporation Finance